

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2010

Arthur Wang
Chief Executive Officer
Gigamedia Limited
8ᵗʰ Floor
207 Tiding Boulevard, Section 2
Taipei 114, Taiwan, R.O.C

> **Re: Gigamedia Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **Forms 6-K filed November 15, 2010 and November 26, 2010**
> **File no. 0-30540**

Dear Mr. Wang:

We have reviewed your letter dated November 15, 2010 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 29, 2010.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 18. Financial Statements

Note 10. Fair Value Measurements, page F-41

1.   Your response to prior comment 7 indicates that management believes at the time you filed the 2009 Form 20-F, the disclosures regarding your $11.8 million other-than-temporary impairment charges were appropriate. Please refer us to the specific disclosures included in your filing that management believes provides sufficient information regarding this impairment charge and explain further how management concluded such disclosures were sufficient.

Note 28. Subsequent Events, page F-84

2.   We note from the disclosures in your November 15, 2010 Form 6-K that in early 2010 the company determined a restructuring of leadership in T2CN was necessary and as a result you decided that Wang Ji would be removed from his role as the operating head of T2 Entertainment and T2 Technology. Tell us exactly when management decided on this restructuring plan and when it was initially communicated to Wang Ji. Tell us how you considered including a discussion of this restructuring plan in your Subsequent Events footnote disclosures and in your Overview discussion. In addition, to the extent there was a reasonably possibility of a loss related to this restructuring plan and change in management control, tell us how you evaluated the need for disclosures under FASB ASC 450-20-50.

Form 6-K filed November 26, 2010

3.   Your disclosures indicate that management is currently considering whether an impairment or write-off of the company's investment in and advances to the entities held by T2CN is necessary as of September 30, 2010. Please update us at the current status of management's considerations and explain further the specific factors you are considering in determining whether or not these assets were impaired at September 30, 2010 or in the fourth quarter of fiscal 2010. Also, tell us if the $25.5 million investment at risk includes any of the remaining goodwill or intangible asset balances of T2CN as of June 30, 2010. If not, tell us what consideration you have given to recording additional impairments to goodwill and/or intangible assets as a result of the dispute with Wang Ji. In addition, provide a breakdown of what comprises the $25.5 million investment at risk.

4.   Tell us how you considered providing pro forma financial information that reflects the impact of the deconsolidation of your online gaming business in the PRC as well as the additional impairment charges related to your investment in and advances to T2CN. We refer you to Rule 3-13 of Regulation S-X.

        You may contact Robert Benton, Staff Accountant, at (202) 551-3804 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

                                            Sincerely,

                                            Kathleen Collins
                                            Accounting Branch Chief

cc: Via Facsimile 852-3740-4727
       Alec P. Tracy, Esq.
       Skadden, Arps, Slate, Meagher & Floam LLP